Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 15 dated January 4, 2012 to the Prospectus dated May 2, 2011

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated May 2, 2011. This Supplement No. 15 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 7 dated September 1, 2011, which superseded and replaced all prior supplements to the registrant’s prospectus dated May 2, 2011, Supplement No. 8 dated September 20, 2011, Supplement No. 9 dated October 4, 2011, Supplement No. 10 dated November 4, 2011, Supplement No. 11 dated November 15, 2011, Supplement No. 12 dated December 7, 2011, Supplement No. 13 dated December 15, 2011 and Supplement No. 14 dated December 27, 2011. Capitalized terms used in this Supplement No. 15 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our” and “us” include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of Sabal Pavilion

On December 30, 2011, we acquired Sabal Pavilion, located in the Sabal Park development in Tampa, Florida, for approximately $21,368,000, exclusive of customary closing costs. We assumed a interest-only mortgage loan in connection with the acquisition of Sabal Pavilion that has a principal balance at closing of $14,700,000, maturing on August 1, 2013 and an interest rate of 6.38%. We funded the remaining approximate $6,668,000 of the acquisition amount using the net proceeds from this offering. Sabal Pavilion is a 120,500 square foot, four-story office building constructed in 1998 that is 100% leased to Ford Motor Credit Company through March 2021 and is used as a regional call center. Ford Motor Credit Company is a subsidiary of Ford Motor Company (NYSE: F), and provides consumer auto financing through dealers of Ford, Lincoln and Mercury brand vehicles. Upon closing we paid the Investment Advisor a $320,527 acquisition fee. The estimated acquisition cap rate for Sabal Pavilion is 7.9%.1

[1]

Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses. Property and related expenses (operating maintenance, management fees and real estate taxes) are estimated on an annualized basis at the time we acquire the property and are based on management’s review of the prior operator’s historical costs and existing market conditions at the time of acquisition. The acquisition cap rate is meant as a measure of in-place annualized net operating income yield at the time we acquire the property, and is not meant to be either an indication of historical, or a projection of anticipated future, net operating income yield for the acquisition.